SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

291005106

(CUSIP Number)

Brookdale Senior Living Inc.

111 Westwood Place, Suite 400

Brentwood, Tennessee 37027

Attn: Chad C. White

(615) 221-2250

Copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn: Joseph A. Coco, Esq.

Attn: Peter D. Serating, Esq.

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291005106

1.	Name of Reporting Person Brookdale Senior Living Inc. I.R.S. Identification Nos. of above persons (entities only) 20-3068069
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000 SEE ITEM 5
	8.	Shared Voting Power 1,000 SEE ITEM 5
	9.	Sole Dispositive Power 1,000 SEE ITEM 5
	10.	Shared Dispositive Power 1,000 SEE ITEM 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 SEE ITEM 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Introductory Note

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on March 3, 2014 (the “Statement”) with the Securities and Exchange Commission (the “SEC”). On July 31, 2014, Brookdale Senior Living Inc., a Delaware corporation (“Parent”), completed the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 20, 2014, by and among Parent, Broadway Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Emeritus Corporation, a Washington corporation (the “Company”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result, the Surviving Corporation is a wholly owned subsidiary of Parent, and the limited proxy granted to Parent pursuant to the Voting Agreement, dated as of February 20, 2014 (the “Voting Agreement”), by and among Parent and certain shareholders of the Company, has been terminated in accordance with its terms. Accordingly, this Amendment is the final amendment to the Statement and is an exit filing. Where disclosure made in one Item in the Statement prior to this amendment was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Statement. Capitalized terms used but not defined herein shall have the meaning set forth in the Statement. Except as amended and supplemented hereby, the Statement remains in full force and effect.

Item 2. Identity and Background

Item 2 is amended solely by updating Schedule A.

Item 3. Source and Amount of Funds

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph:

The total consideration paid by Parent in connection with the Merger and other transactions described in Item 4 consisted of approximately 47,583,887 newly-issued shares of common stock, par value $0.01 per share, of Parent. Each share of common stock, par value $0.0001 per share, of the Company outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was exchanged for 0.95 of a share of Parent common stock, with cash paid in lieu of issuing fractional shares.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby supplemented by adding the following as the penultimate paragraph of Item 4:

Merger Effectiveness / Voting Agreement Termination

At the Effective Time, the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement. As a result of the effectiveness of the Merger and the transactions contemplated by the Merger Agreement, the Company is now a wholly owned subsidiary of Parent, the shares of Company common stock ceased to be traded on the New York Stock Exchange, the registration of such shares will be terminated pursuant to Sections 12(b) and 12(g) of the Act, and the Company will no longer be required to file periodic reports with the SEC. Pursuant to the terms of the Voting Agreement, the Voting Agreement, other than Section 3.4 (pursuant to which certain former shareholders of the Company have agreed to certain limitations on their ability to sell shares of common stock of Parent received by them in the Merger for a specified period following the effective time of the Merger), were terminated at the Effective Time.

The Reporting Person beneficially owns 1,000 issued and outstanding shares of common stock, par value $0.01 per share, of the Surviving Corporation.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety by the following:

(a) – (b) The responses of the Reporting Person to Rows 7-13 of the cover page of this Amendment is incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference.

(c) In connection with the Merger, the securities of the Company held by Granger Cobb, former President and Chief Executive Officer of the Company and, effective as of the closing of the Merger, current director of Parent, were converted into shares of Parent common stock at the Effective Time, in accordance with the terms of the Merger Agreement. Except as described herein, there have been no transactions in shares of Company common stock by the Reporting Person, or, to the knowledge of the Reporting Person, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits to the Statement and are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2014

Brookdale Senior Living Inc.

By:	/s/ Chad C. White
Chad C. White
Senior Vice President, Co-General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

Name	Business Address	Present Principal Occupation or Employment

Frank M. Bumstead	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, Chairman of Flood, Bumstead, McCready & McCarthy, Inc.

Jackie M. Clegg	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, Managing Partner of Clegg International Consultants, LLC

Granger Cobb	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director

Kristin A. Ferge	c/o Brookdale Senior Living Inc. 6737 W. Washington Street, Suite 2300 Milwaukee, Wisconsin 53214	Executive Vice President, Chief Accounting Officer and Treasurer

George T. Hicks	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President – Finance

H. Todd Kaestner	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President – Corporate Development

Jeffrey R. Leeds	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Chairman of the Board of Directors, retired

Glenn O. Maul	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President and Chief People Officer

Mark W. Ohlendorf	c/o Brookdale Senior Living Inc. 6737 W. Washington Street, Suite 2300 Milwaukee, Wisconsin 53214	President and Chief Financial Officer

Gregory B. Richard	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President and Chief Operating Officer

Bryan D. Richardson	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Executive Vice President and Chief Administrative Officer

Name	Business Address	Present Principal Occupation or Employment

Mark J. Schulte	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, retired

James R. Seward	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, retired

T. Andrew Smith	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Chief Executive Officer and Director

Dr. Samuel Waxman	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400 Brentwood, Tennessee 37027	Director, Distinguished Service Professor at Mount Sinai School of Medicine